This is the form of a material change report required under Section 85(1) of the Securities Act.

FORM 51-102F3

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.	Reporting Issuer

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

November 24, 2004

Item 3.	Press Release

The date of the press release issued pursuant to section 85(1) of the Act with respect to the material change disclosed in this report is November 24, 2004.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces the acquisition of a new property in Argentina.

Item 5.	Full Description of Material Change

Cardero Resource Corp. (“Cardero” or the “Company”) announces that it has entered into an option agreement with Minera Cerro Juncal S.A, a private Argentinean company, to explore the Cerro Juncal copper-gold project in the province of Salta, northwestern Argentina.

The project covers a total of 2600 hectares and is located 75 kilometers southwest of the town of San Antonio de los Cobres, 160 kilometers by road to the west of Salta, the capital city of the province, at a maximum altitude of 4400 meters above sea level.  The main railway to the port of Antofagasta and a high tension power line are 60 kilometers to the northwest of the project.

The project lies near the intersection of the regional north-south trending Cerro Galan - Tuzgle fault zone and northwest - southeast trending Cerro Ratones Lineament which contains several significant deposits and mineral occurrences such as Diablillos (inferred resource of 46Mt @ 69.5 g/t Ag and 1 g/t Au), Condor Yacu, Inca Viejo and Centenario.

Geologically, Cerro Juncal is comprised of Ordovician aged, interbedded marine arenites, wackes and shales intruded by Miocene calc-alkaline porphyritic intrusions.

The main part of the property is dominated by an intense colour anomaly which covers an area of approximately 4.5 square kilometers and reflects the exposed alteration zone.  Within this zone the Ordovician sediments are intensely altered by quartz sericite and associated limonite–quartz veins after pyrite.  Alteration in the poorly exposed porphyritic intrusions is broadly zoned from propylitic in the west to phyllic and potassic towards the east.  Additionally, the porphyry has some well developed stockworks with A- and B- type quartz veins, indicative of porphyry style mineralization, and associated leached iron-oxide box-works (jarosite, goethite and hematite) and copper-oxides after pyrite-chalcopyrite.

Gencor originally staked Cerro Juncal on the basis of the known alteration and limited rock chip sampling which yielded gold values of up to 1.86g/t in the capping sediments.  In 1995, following a corporate amalgamation, the property passed to Goldfields who completed two small Mobile Metal Ion (MMI) soil grids, the results of which confirmed the pervious alteration mapping and lithogeochemical sampling.  Goldfields relinquished the property following a corporate restructuring.  No previous geophysical surveying or drill testing has occurred.

Cardero’s President, Mr. Henk Van Alphen, notes that the “copper values in the intrusive and the capping sediments vary between 22 ppm and 456 ppm.  This tenor of copper content is concordant with leached caps overlying some of the world’s most important copper porphyries such as El Salvador and La Escondida where the values were up to 500 ppm and 300 ppm respectively”.

During the first stage of exploration, scheduled to commence Q4 – 2004 and estimated to cost somewhere in the region of US$100,000, the Company plans to confirm earlier exploration findings and contingent on results conduct additional geological mapping, geochemical sampling and geophysics.

The terms of the agreement require that Cardero, in order to acquire 100% interest, make an initial payment of US$25,000, with an additional US$335,000 to be paid incrementally over the following thirty months.  After thirty-six months from the date of the initial payment, a final payment of US$2,000,000 is required to exercise the option for a total of payment of US$2.36M.  The property is subject to a NSR of 0.5%.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this material change report.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Marla K. Ritchie, Corporate Secretary

Business Telephone No.:  (604) 408-7499

Item 9.	Statement of Senior Officer

The undersigned, Corporate Secretary of the Company, hereby certifies that the foregoing accurately discloses the material change referred to herein.

Executed at Vancouver, B.C. this 24th day of November, 2004.

"Marla K. Ritchie” (signed)

Marla K. Ritchie